Exhibit 4.2
[Graphic Omitted]


International DisplayWorks, Inc.'s ("IDW") Board of Directors authorized on September 7, 2004, and its Chairman conveyed an oral offer of employment to Thomas A. Lacey to become the new Chief Executive Officer of IDW. That offer was accepted, and this memorandum shall serve as the written confirmation of the terms and conditions of employment, a copy of which will be placed in Mr. Lacey's personnel records upon initial by all parties. This document shall be effective as of September 7, 2004, and reflects fully the terms of employment reached by the parties.

1. Title/Reporting. Mr. Lacey shall be employed as IDW's Chief Executive Officer, with the start date in October, as mutually agreed by the parties. The Chief Executive Officer will report directly to the Chairman and the Board of
Directors, and shall assume full responsibility and control over IDW's day-to-day activities. As such, the Chief Executive Officer shall be the "principal executive officer" as that terms is used under federal securities rules and regulations.

2. Base Salary. The annual salary for the Chief Executive Officer is $300,000 annually, paid on the company's normal payroll cycle and prorated for any portion of a pay period.

3. Signing Bonus. The Company will issue 25,974 shares of its common stock immediately following registration of those shares with the Securities and Exchange Commission pursuant to Rule 405 and Form S-8, and an additional 25,974 shares of its common stock on a date after January 1, 2005, as the parties mutually specify, for an aggregate 51,948 shares of its common stock.

4. Incentive Bonus. The Company's compensation committee will establish an incentive program with measurable goals and performance measures through which the Chief Executive Officer can earn an additional $300,000 annually, assuming all performance criteria and goals are met without deviation, and the compensation committee will make reasonable efforts to put such plan in place before the end of the current fiscal year, or as soon as practicable thereafter.

5. Employee Benefits. The Chief Executive Officer shall accrue up to four (4) weeks of vacation per year, subject to accrual policies as in effect from time to time, and shall be eligible to participate in all other employee benefits and plans, pursuant to the terms of such plans.

6. Options. As inducement to accept the offer to become IDW's Chief Executive Officer, the Board approved on September 7, 2004, the grant of a seven (7) year option representing the right to acquire 1,000,000 shares of the Company's common stock, exercisable at $3.85 per share (the closing bid price for the shares on the date of grant), which option shall vest twenty-five percent (25%) annually with the first vesting to occur on October 15, 2005 ("Anniversary Date"), and twenty-five percent (25%) on each Anniversary date thereafter until fully vested. The option shall be subject to the standard terms and conditions of the options issued routinely under IDW's Equity Incentive Plan, but shall be issued outside such plan and registered with the Securities and Exchange Commission pursuant to Rule 405 and Form S-8.
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The foregoing is  understood by the parties and agreed to be the complete  terms of the offer, effective September 7, 2004, and agreed to by both parties.


                                                International DisplayWorks, Inc.




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Thomas A. Lacey                                     Stephen C. Kircher, Chairman